UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)

Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Lowenstein Sandler PC
623 Fifth Avenue, 32nd Floor	1251 Avenue of the Americas
New York, New York 10022	New York, New York 10020
(212) 756-8040	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,538,957
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,538,957

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,538,957 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.11%

14.	Type of Reporting Person (See Instructions): PN

Cusip No.         246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

PRENDEL, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,538,957
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,538,957

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,538,957 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.11%

14.	Type of Reporting Person (See Instructions): OO

Cusip No.         246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,538,957
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,538,957

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,538,957 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.11%

14.	Type of Reporting Person (See Instructions): IN

       Reference is made to the Statement on Schedule 13D (the “Schedule 13D”) filed on behalf of Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”) and PRENDEL, LLC (“PRENDEL”; PRENDEL, Prentice Capital Management and Mr. Zimmerman are collectively referred to as, the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

       The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          PRENDEL owns all of the shares of Common Stock reported in this Amendment No. 1 to the Schedule 13D.  Prentice Capital Management serves as the manager of PRENDEL and has the authority to vote and dispose of all securities owned by PRENDEL, including the shares of Common Stock reported herein.  As a result, Prentice Capital Management may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 1 to the Schedule 13D.   Mr. Zimmerman is the managing member of the general partner of Prentice Capital Management.   As a result, Mr. Zimmerman may be deemed to be control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Amendment No. 1 to the Schedule 13D.  Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the shares of Common Stock reported in this Amendment No. 1 to the Schedule 13D, except to the extent of their pecuniary interest therein.

       This Amendment No. 1 to the Schedule 13D amends the Schedule 13D as follows.

Item 3.           Source and Amount of Funds or Other Consideration

      The shares of Common Stock reported in the Schedule 13D and Amendment No. 1 to the Schedule 13D were acquired by PRENDEL with its working capital.  The total amount of funds required to acquire the Common Stock described in Item 5(c) of this Amendment No. 1 to the Schedule 13D (including, for the avoidance of doubt, the shares of Common Stock previously disclosed in the Schedule 13D) was approximately $3,665,572, net of commissions. Neither Prentice Capital Management nor Mr. Zimmerman directly owns any of the shares of Common Stock reported herein.  Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest.

Item 5.           Interest in Securities of the Issuer

       (a)           The Reporting Persons may be deemed to beneficially  own, in the aggregate,  2,538,957 shares of Common Stock,  representing approximately 8.11% of the Issuer's outstanding Common Stock (based on the 31,310,091 shares outstanding as provided by the Issuer).

       (b)           The Reporting Persons have shared voting power with respect to 2,538,957 shares of Common Stock.

       (c)           The tables below set forth purchases of the shares of Common Stock by PRENDEL  since the filing of the Schedule 13D.  Except as set forth in the table below and except for the purchases set forth in Item 5(c) of the Schedule 13D, no other transactions in the Common Stock were effected by the Reporting Persons during the last 60 days.  All of such purchases were effected, as indicated, in broker transactions.

Date:	Amount of Shares:	Approximate Price Per Share ($) (net of commissions):

September 8, 2010	182,161	$1.4863
September 9, 2010	6,250	$1.4950
September 10, 2010	80,759	$1.5220
September 13, 2010	129,840	$1.6528
September 14, 2010	13,100	$1.7196

(d)           The members of PRENDEL have the right to participate  indirectly in the receipt  of  dividends  from,  or  proceeds  from  the sale of,  the  Common Stock set forth in this Schedule 13D in accordance with their ownership interests in PRENDEL.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this Amendment No. 1 to the Schedule 13D), which joint filing agreement is incorporated by reference herein.   Except for the joint filing agreement, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 2010

PRENDEL, LLC

By: Prentice Capital Management, LP, its Manager

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).